Exhibit 97.1
Coinbase Global, Inc.
Compensation Recovery Policy
(Effective Date: October 22, 2025)
1.Overview
This Policy is designed to comply with Rule 10D-1 of the Exchange Act, enabling the Company to recover from specified current and former Company executives certain Incentive-Based Compensation in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirements under the federal securities laws. It shall become effective on the Effective Date and shall apply to Incentive-Based Compensation Received by Covered Persons on or after the Listing Rule Effective Date. Capitalized terms are defined in the glossary.
2.Applicability
This Policy applies to the Company.
3.Implementation
3.1.Administration
This Policy shall be administered by the Administrator. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Administrator may retain, at the Company’s expense, outside legal counsel and such compensation, tax or other consultants as it may determine are advisable for purposes of administering this Policy.
3.2.Covered Persons and Applicable Compensation
This Policy applies to any Incentive-Based Compensation Received during the Clawback Period by a person who served as a Covered Person at any time during the performance period for that Incentive-Based Compensation.
However, recovery is not required with respect to:
•Incentive-Based Compensation Received prior to an individual becoming a Covered Person, even if the individual served as a Covered Person during the Clawback Period.
•Incentive-Based Compensation Received prior to the Listing Rule Effective Date.
•Incentive-Based Compensation Received prior to the Clawback Period.
•Incentive-Based Compensation Received while the Company did not have a class of listed securities on a national securities exchange or a national securities association, including the Exchange.
The Administrator will not consider the Covered Person’s responsibility or fault or lack thereof in enforcing this Policy with respect to recoupment under the Final Rules.

3.3.Triggering Event
Subject to and in accordance with the provisions of this Policy, if there is a Triggering Event, the Administrator shall require a Covered Person to reimburse or forfeit to the Company the Recoupment Amount applicable to such Covered Person. A Company’s obligation to recover the Recoupment Amount is not dependent on if or when the restated financial statements are filed with the SEC.

3.4.Calculation of Recoupment Amount
The Recoupment Amount will be calculated in accordance with the Final Rules, as provided below:
•One-off Cash Awards: For cash awards not paid from bonus pools, the erroneously awarded Incentive-Based Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was received and the amount that should have been received applying the restated Financial Reporting Measure.
•Bonus Pool Cash Awards: For cash awards paid from bonus pools, the erroneously awarded compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.
•Equity Awards: For equity awards, if the shares, options, restricted stock units, or SARs are still held at the time of recovery, the erroneously awarded compensation is the number of such securities received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value of that excess number). If the options or SARs have been exercised or the restricted stock units have been settled, but the underlying shares have not been sold, the erroneously awarded compensation is the number of shares underlying the excess options, SARs or restricted stock units (or the value thereof). If the underlying shares have been sold, the Company may recoup proceeds received from the sale of shares underlying the excess shares.
•Stock Price & TSR Awards: For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:
◦The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received; and
◦The Company must maintain documentation of the determination of that reasonable estimate and the Company must provide such documentation to the Exchange in all cases.

3.5.Method of Recoupment
Subject to compliance with the Final Rules and applicable law, the Administrator will determine, in its sole discretion, the method for recouping the Recoupment Amount hereunder, which may include, without limitation:
•Required Reimbursement: Requiring reimbursement or forfeiture of the pre-tax amount of cash Incentive-Based Compensation previously paid;
•Offsetting: Offsetting the Recoupment Amount from any compensation otherwise owed by the Company to the Covered Person, including without limitation, any unpaid cash incentive payments,

executive retirement benefits, wages, equity grants or other amounts payable by the Company to the Covered Person in the future;
•Recovery: Seeking recovery of any gain realized on the vesting, exercise, settlement, cash sale, transfer, or other disposition of any equity-based awards;
•Stock Repossession: Offsetting the Recoupment Amount by taking possession of shares of Company stock held in the Covered Person’s name or for the benefit of such Covered Person; and/or
•Other: Taking any other remedial and recovery action permitted by law, as determined by the Administrator.

3.6.Arbitration
Any disputes under this Policy shall be subject to the arbitration provisions set forth in any existing agreements between the Company and such Covered Person.

3.7.Recovery Process; Impracticability
The Administrator must cause the Company to recover the Recoupment Amount unless the Administrator shall have previously determined that recovery is impracticable and one of the following conditions is met:
•Recovery Costs Exceed Recovered Amount: The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;
•Violation of Law: Recovery would violate home country law where that law was adopted prior to November 28, 2022; before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or
•Negative Plan Implications: Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. § 401(a)(13) or 26 U.S.C. § 411(a) and regulations thereunder.
Actions by the Administrator to recover the Recoupment Amount will be reasonably prompt.

3.8.Non-Exclusivity
The Administrator intends that this Policy will be applied to the fullest extent of the law. Without limitation to any broader or alternate clawback authorized in any written document with a Covered Person, (i) the Administrator may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy, and (ii) this Policy will nonetheless apply to

Incentive-Based Compensation as required by the Final Rules, whether or not specifically referenced in those agreements. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other clawback policy of the Company as then in effect or any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies or regulations available or applicable to the Company (including SOX 304). If recovery is required under both SOX 304 and this Policy, any amounts recovered pursuant to SOX 304 may, in the Administrator’s sole discretion, be credited toward the amount recovered under this Policy, or vice versa.

3.9.No Indemnification
The Company shall not directly or indirectly indemnify any Covered Persons against the (i) loss of erroneously awarded Incentive-Based Compensation or any adverse tax consequences associated with any erroneously awarded Incentive-Based Compensation or any recoupment hereunder, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. For the avoidance of doubt, this prohibition on indemnification will also prohibit the Company from reimbursing or paying any premium or payment of any third-party insurance policy to fund potential recovery obligations obtained by the Covered Person directly or providing any modifications to current compensation arrangements that would amount to de facto indemnification. No Covered Person will seek or retain any such prohibited indemnification or reimbursement.
Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Company’s right to recovery of any erroneously awarded Incentive-Based Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

3.10.Covered Person Agreement
All Covered Persons subject to this Policy shall be provided this Policy and upon receipt of the Policy acknowledge their understanding of, and agreement to comply with, this Policy, including that each Covered Person:
•has read and understands the Company’s Compensation Recovery Policy, and that the Company is available to answer any questions they may have regarding the Policy.
•understands that the Policy applies to all of their existing and future compensation-related agreements with the Company, whether or not explicitly stated therein.
•agrees that notwithstanding the Company’s certificate of incorporation, bylaws, and any agreement they have with the Company, including any indemnity agreement or employment agreement, they will not be entitled to, and will not seek indemnification from the Company or any third-party for, any amounts recovered or recoverable by the Company in accordance with the Policy.
•agrees that any recovery of a Recoupment Amount pursuant to the Policy will not give rise to any claim of “good reason” to terminate employment with the Company or constitute a constructive or involuntary termination (including, without limitation, pursuant to applicable law or any agreement between any Covered Person and the Company).

•understands and agrees that in the event of a conflict between the Policy and the foregoing agreements and understandings on the one hand, and any prior, existing or future agreement, arrangement or understanding, whether oral or written, with respect to the subject matter of the Policy and such acknowledgement, on the other hand, the terms of the Policy and such acknowledgement shall control, and the terms of this acknowledgment shall supersede any provision of such an agreement, arrangement or understanding to the extent of such conflict with respect to the subject matter of the Policy and such acknowledgement; provided that, in accordance with Section 3.8 of the Policy, nothing in the Policy limits any other remedies or rights of recoupment that may be available to the Company.
•agrees to abide by the terms of the Policy, including, without limitation, by returning any erroneously awarded Incentive-Based Compensation to the Company to the extent required by, and in a manner permitted by, the Policy.
Notwithstanding the foregoing, this Policy will apply to Covered Persons whether or not they execute such acknowledgment.

3.11.Successors
This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives and shall inure to the benefit of any successor to the Company.

3.12.Interpretation of Policy
To the extent there is any ambiguity between this Policy and the Final Rules, this Policy shall be interpreted so that it complies with the Final Rules. If any provision of this Policy, or the application of such provision to any Covered Person or circumstance, shall be held invalid, the remainder of this Policy, or the application of such provision to Covered Persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.
In the event any provision of this Policy is inconsistent with any requirement of the Final Rules, the Administrator, in its sole discretion, shall amend and administer this Policy and bring it into compliance with such rules.
Any determination under this Policy by the Administrator shall be conclusive and binding on the applicable Covered Person and will be given the maximum deference permitted by law. Determinations of the Administrator need not be uniform with respect to Covered Persons or from one payment or grant to another.

3.13.No Good Reason
In no event shall any recovery of a Recoupment Amount pursuant to this Policy give any Covered Person any right to claim of “good reason” to terminate employment with the Company nor shall any recovery pursuant to this Policy constitute a constructive or involuntary termination of any Covered Person (including, without limitation, pursuant to applicable law or any agreement between any Covered Person and the Company).

3.14.Amendments; Termination
The Administrator may make any amendments to this Policy as required under applicable law, rules and regulations, or as otherwise determined by the Administrator in its sole discretion. The Company’s Chief Legal Officer may make non-material administrative amendments to this Policy in their sole discretion.
The Administrator may terminate this Policy at any time.
4.Roles and Responsibilities

The roles and responsibilities in relation to the requirements and information set forth in this Policy are as follows:

Role	Responsibility
Administrator	Set forth above.
People Team, Corporate Legal, Employment Legal, Equity Administration	Support the Administrator in administering this Policy
5.Reporting of Non-Compliance
Non-compliance with this Policy may result in disciplinary action up to and including termination. Known instances of a violation of this Policy must be reported to the Administrator.
6.Glossary
The terms referenced in this Policy have the definitions and explanations provided below:

Term	Definition or Explanation
Administrator	The Compensation Committee, or in the absence of a committee of independent directors responsible for executive compensation decisions, a majority of the independent directors serving on the Board.
Board	The Board of Directors of the Company
Clawback Measurement Date
The earlier to occur of:
•The date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in this Policy; or
•The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in this Policy.

Clawback Period	The three (3) completed fiscal years immediately prior to the Clawback Measurement Date and any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year (that results from a change in the Company’s fiscal year) within or immediately following such three (3)-year period; provided that any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of 9 to 12 months will be deemed a completed fiscal year.
Company	Coinbase Global, Inc., a Delaware corporation, or any successor corporation
Compensation Committee	The Compensation Committee of the Board

Covered Person	Any Executive Officer (as defined in the Final Rules), including, but not limited to, those persons who are or have been determined to be “officers” of the Company within the meaning of Section 16 of Rule 16a-1(f) of the rules promulgated under the Exchange Act, and “executive officers” of the Company within the meaning of Item 401(b) of Regulation S-K, Rule 3b-7 promulgated under the Exchange Act, and Rule 405 promulgated under the Securities Act of 1933, as amended; provided that the Administrator may identify additional employees who shall be treated as Covered Persons for the purposes of this Policy with prospective effect, in accordance with the Final Rules.
Effective Date	October 18, 2023, the date this Policy was adopted by the Compensation Committee
Exchange	The Nasdaq Global Select Market or any other national securities exchange or national securities association in the United States on which the Company has listed its securities for trading.
Exchange Act	The Securities Exchange Act of 1934, as amended
Final Rules	The final rules promulgated by the SEC under Section 954 of the Dodd-Frank Act, Rule 10D-1 and Exchange listing standards, as may be amended from time to time.
Financial Reporting Measure	Measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC. Examples include, but are not limited to: stock price, TSR, net revenue and adjusted EBITDA.
Incentive-Based Compensation
Compensation that is granted, earned or vested based wholly or in part on the attainment of any Financial Reporting Measure. Examples of “Incentive-Based Compensation” include, but are not limited to:
•non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•other cash awards based on satisfaction of a Financial Reporting Measure performance goal;
•restricted stock, restricted stock units, performance restricted stock units, stock options, and SARs that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure goal; and
•proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure goal.
“Incentive-Based Compensation” excludes, for example:
•time-based awards such as stock options or restricted stock units that are granted or vest solely upon completion of a service period;
•awards based on non-financial strategic or operating metrics such as the consummation of a merger or achievement of non-financial business goals;
•service-based retention bonuses;
•discretionary compensation; and
•salary.

Listing Rule Effective Date	The effective date of the listing standards of the Exchange on which the Company’s securities are listed.
Policy	This Compensation Recovery Policy
Received	Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the relevant Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, irrespective of whether the payment or grant occurs on a later date or if there are additional vesting or payment requirements, such as time-based vesting or certification or approval by the Compensation Committee or Board, that have not yet been satisfied.

Recoupment Amount	The amount of Incentive-Based Compensation Received by the Covered Person based on the financial statements prior to the accounting restatement that exceeds the amount such Covered Person would have received had the Incentive-Based Compensation been determined based on the accounting restatement, computed without regard to any taxes paid (i.e., gross of taxes withheld).
SARs	Stock appreciation rights
SEC	U.S. Securities and Exchange Commission
SOX 304	Section 304 of the Sarbanes-Oxley Act of 2002
Triggering Event	Any event in which the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
TSR	Total shareholder return